October 18, 2018

Via EDGAR

Martin James, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 F Street, N.E.

Washington, D.C. 20549-3030

Re: CONMED Corporation

Form 10-K for the Fiscal Year Ended December 31, 2017, Filed February 26, 2018
Form 10-Q for the Quarterly Period Ended June 30, 2018, Filed August 2, 2018
Form 8-K dated August 1, 2018, Filed August 2, 2018
File No. 000-16093

Dear Mr. James:

We are in receipt of your letter dated September 21, 2018, regarding your review and comments on CONMED Corporation’s filings. Following each of the SEC’s comments is our response.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Item 1. Financial Statements

Note 3. Revenues, page 4

1.	We note on page 5 that the net commission percentage charged under your agreement with Musculoskeletal Transplant Foundation can vary over the term of the agreement. Please tell us the amount of revenue recognized under this agreement during the six-months ended June 30, 2018, and describe to us how you account for the variability in the transaction price over the term of the agreement. In addition, explain to us the “acquired assets” in this arrangement and the basis for reducing revenues for the amortization of these acquired assets over its expected useful life of 25 years.

Response:

We note on page 5 that the net commission percentage charged under your agreement with Musculoskeletal Transplant Foundation can vary over the term of the agreement. Please tell us the amount of revenue recognized under this agreement during the six-months ended June 30, 2018, and describe to us how you account for the variability in the transaction price over the term of the agreement.

During the six months ended June 30, 2018, we recorded net revenues of $12.3 million, including $3.0 million in amortization, under our agreement with Musculoskeletal Transplant Foundation, Inc. (“MTF”). Under the terms of the agreement, MTF is responsible for the sourcing, processing and distribution of allograft tissue for sports medicine procedures while CONMED Corporation (the “Company”) is responsible for the sales representation, marketing and promotion of MTF’s sports medicine allograft tissues to customers through our sales force and marketing.

As compensation, the Company is paid a “Service Fee” by MTF which is calculated as an amount equal to 50% of the amounts invoiced by MTF to customers for sports medicine allograft tissues. Each month, we receive customer billing data from MTF and invoice MTF for our Service Fee at 50% of what MTF has billed for shipments of allograft tissue. For this contract with MTF, the Company promises to perform the services of: sales representation, marketing, and promotion of the tissue. In assessing these promises, the Company determined we meet the guidance in ASC 606-10-25-15, and accounts for the services as a series of distinct performance obligations. Each service would be recognized over time as MTF simultaneously receives and consumes the benefit (ASC 606-10-25-27a), and the Company would use the same method to measure progress for the service which is time. Because the contract pricing is 50% of actual sales by MTF, the amount will vary period to period (i.e. variable consideration). However, because the performance obligation qualifies as a series, in following ASC 606-10-32-40, the Company recognizes revenue each period-end based on actual results for the service provided that period. This is because the terms of the variable payment (i.e. the 50% of sales) relate specifically to the Company’s performance for that period, and allocating to each period is consistent with the allocation objective in ASC 606-10-32-28.

The agreement also provides for a Service Fee that varies from 50% based on actual annual average selling price (“ASP”) billed by MTF to customers for an allograft cartilage scaffold (“ACS”) product which to date has not been introduced to the market. Under the terms of the agreement, our Service Fee percentage increases contractually according to a scale as ACS ASP increases. To the extent the ACS product is introduced and distributed to the market, the Company will estimate the amount of consideration to which it is entitled in accordance with ASC 606-10-32-5 based on available ASP data.

In addition, explain to us the “acquired assets” in this arrangement and the basis for reducing revenues for the amortization of these acquired assets over its expected useful life of 25 years.

Under the terms of our agreement with MTF, the Company acquired the exclusive rights to represent, market and promote MTF’s sports medicine allograft tissues to customers through our sales force and marketing. The assets acquired as a result of the MTF agreement consist of these exclusive rights and have been recognized as an intangible asset under ASC 350-30-25-1. The term of our agreement with MTF is 25 years and we are amortizing the assets acquired over their 25 year life. We determined straight-line amortization to be the appropriate method for amortization of these assets as we expect cash flows to be relatively consistent over the term of the agreement.

The amortization of the acquired assets is accounted for as a reduction of revenue in accordance with ASC 606-10-32-25 which states “an entity shall account for consideration payable to a customer as a reduction of the transaction price and therefore, of revenue unless the payment to the customer is in exchange for a distinct good or service”. The Company provides sales representation, marketing and promotional services to our customer, MTF. Since payments made for the acquired assets is directly related to the provision of these services, the amortization of these assets is appropriately recorded as a reduction of revenue generated under the MTF agreement.

2.	We note from the table on page 18 that approximately 20% of your revenue is related to the sale of capital equipment. Please describe to us the material terms of your capital equipment sales contracts and explain how you account for these sales. In addition, describe to us any related contractual agreements to purchase single-use products and stand-ready service agreements and address your accounting for these agreements under ASC 606, with appropriate references to the specific guidance on which you relied.

Response:

Material terms of sale include agreed upon equipment ordered, quantity, price and payment terms. Revenue on sales of capital equipment is recognized when the customer obtains control upon shipment. The Company does not enter into related contractual agreements obligating a customer to purchase single-use products. As further described below in response to comment 3, the Company may place capital equipment with customers in return for commitments to purchase single-use products.

The standard warranty period on sales of our capital equipment is generally one year. These standard warranties are assurance-type warranties under ASC 606-10-55-30. In addition, we sell extended warranty (stand ready) service contracts for a period of one to three years. These separately priced extended warranty contracts are service-type warranties under ASC 606-10-55-30. We receive payment for the extended warranty in advance and record a contract liability with revenue recognized over the life of the contract on a straight-line basis, which is reflective of our obligation to stand ready to provide repair services. Our capital equipment may have recommended periodic maintenance generally at intervals beyond the standard warranty period. Periodic maintenance is not covered under standard warranty but is covered under extended warranty (stand ready) service contracts. The customer is not required to purchase an extended warranty (stand ready) service contract in order to obtain periodic maintenance as it can be purchased on a one-off basis.

3.	To help us better understand your accounting for the capital equipment you loan to customers, please address the following:
•	Describe to us the significant terms of your agreements with your customers, including the contract period and what happens to the equipment upon termination of the contract.
•	Describe to us the minimum purchase requirements, including for example, whether a customer is required to make a minimum number of purchases per year, a minimum number of purchases over the life of the agreement, or a minimum percentage of its overall purchases of the related single-use product from you.
•	Clarify for us whether only your single-use products can be used with your loaned capital equipment.

•	Explain to us your rights to obtain the equipment if your customer does not meet the minimum purchase quantities.
•	Tell us who controls and maintains title to the capital equipment when it is at your customer's site.
•	Tell us who incurs the costs to service and maintain the capital equipment while it is at your customer's site.
•	Tell us the value of the loaned capital equipment at the time it is placed with the customer.
•	Tell us where on your income statement you present the amortized cost of your loaned capital equipment.

Response:

Describe to us the significant terms of your agreements with your customers, including the contract period and what happens to the equipment upon termination of the contract.

The Company places capital equipment with certain customers on a loaned basis and at no charge in exchange for commitments to purchase single-use products over time periods generally ranging from one to three years. Under a capital equipment placement agreement, the Company retains ownership of the capital equipment and is contractually able to take back equipment for single-use purchasing shortfalls and contract termination. In addition, the customer may return the equipment and cancel the placement agreement at any time upon 60 days written notice. Each placement agreement contains standard program terms and conditions, equipment to be placed, single-use purchase commitment, term, etc. The Company has determined that the placement agreements contain an embedded lease. Specifically, the placement agreements convey to our customer the right to use the equipment which satisfies the conditions specified in ASC 840-10-15-6. Further, upon applying the guidance in ASC 840-10-25-43 the Company accounts for the embedded lease as an operating lease. Since the placement agreement is cancellable by the lessee at any time, lease revenue is variable and therefore recognized to revenue in the period in which the single-use purchase occurs.

Describe to us the minimum purchase requirements, including for example, whether a customer is required to make a minimum number of purchases per year, a minimum number of purchases over the life of the agreement, or a minimum percentage of its overall purchases of the related single-use product from you.

The minimum purchase requirements are generally expressed as a unit quantity minimum purchase per year. For example, in return for the placement of a shaver console, a customer may be required to purchase a specified number of shaver blades at a specified price on an annual basis. However, since the placement agreement may be canceled, and the equipment returned without penalty, there is effectively no minimum purchase requirement.

Clarify for us whether only your single-use products can be used with your loaned capital equipment.

The customer is required to purchase the single-use products directly from the Company. Only CONMED single-use products can be used with our loaned capital equipment.

Explain to us your rights to obtain the equipment if your customer does not meet the minimum purchase quantities.

The Company retains ownership of the loaned capital equipment and is contractually able to take back loaned equipment as recourse if the customer does not meet the minimum purchase quantities.

Tell us who controls and maintains title to the capital equipment when it is at your customer's site.

The placement agreements convey to our customer the right to use the equipment and meet the conditions specified in ASC 840-10-15-6, i.e., a) the purchaser (lessee) has the ability or right to operate the equipment, b) the purchaser (lessee) has the ability or right to control physical access to the equipment and c) facts and circumstances indicate that it is remote that one or more parties other than the purchaser (lessee) will take more than a minor amount of the output …generated by the equipment. The placement agreements explicitly state that the Company maintains ownership and title to the capital equipment.

Tell us who incurs the costs to service and maintain the capital equipment while it is at your customer's site.

The Company provides service coverage equivalent to its standard warranty on placed equipment. The customer is responsible for service, maintenance and repair beyond the standard warranty period.

Tell us the value of the loaned capital equipment at the time it is placed with the customer.

The carrying value of the loaned capital equipment at the time it is placed with the customer is amortized cost.

Tell us where on your income statement you present the amortized cost of your loaned capital equipment.

Amortization of loaned capital equipment is presented in selling and administrative expense as a cost of obtaining single-use product sales and totaled approximately $1.0 million in the quarterly period ended June 30, 2018.

Management's Discussion and Analysis of Financial Condition and Results of Operations Consolidated Results of Operations, page 17

4.	We note that on page 18 you present the change in sales 'as reported' and 'as adjusted' but did not provide the reconciliation of the non-GAAP measure to the comparable GAAP measure as required by Item 10(e)(1)(i)(B) of Regulation S-K. Please revise your future filings to comply with that guidance.

Response:

In future filings, we will include a reconciliation of ‘as reported’ to ‘as adjusted’ sales to ensure we reconcile GAAP to non-GAAP measures.

Form 8-K dated August 1, 2018

Exhibit 99.1, page 1

5.	In the highlights section of your earnings release you disclose that adjusted gross margin increased 190 basis points year over year to 54.6% but you did not provide the reconciliation of the non-GAAP measure to the comparable GAAP measure as required by Item 10(e)(1)(i)(B) of Regulation S-K. Please revise your future filings to comply with that guidance.

Response:

In the quarterly period ended June 30, 2018, GAAP gross margin and adjusted gross margin were the same. A reconciliation of GAAP to non-GAAP measures including gross margin (for comparative prior year periods) is included on page 7 of our earnings release. In future filings we will reword “Gross profit %” to “Adjusted gross profit %”.

We acknowledge the company and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Thank you for your consideration. Please feel free to contact me at (315) 624-6317 should you have any questions or comments relative to this response or any other matter.

Regards,

/s/ Todd W. Garner

Todd W. Garner
Executive Vice President &
Chief Financial Officer